SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of Report: November 8, 2004
(Date of earliest event reported)

YOCREAM INTERNATIONAL, INC.
(Exact name of registrant as specified in its Charter)

Oregon	0-16787	91-0989395
State of Incorporation	Commission File Number	IRS Employer Identification Number

5858 N.E. 87th Avenue	97220
Portland, Oregon	(Zip Code)
(Address of principal executive office)	

Registrant's telephone number, including area code: (503) 256-3754

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

On November 8, 2004, YoCream International issued a press release announcing a stock repurchase plan. All of the information in the press release, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.

Item 9.01   Financial Statements and Exhibits.

(a)   Not applicable.
(b)   Not applicable.
(c)   Exhibits.

99   Press Release

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this reported to be signed on its behalf of the undersigned hereunto duly authorized.

YOCREAM INTERNATIONAL, INC
(Registrant)

Date: November 8, 2004   By: /s/ W. Douglas Caudell
                                                        W. Douglas Caudell, Chief Financial Officer

FOR IMMEDIATE RELEASE

For More Information, Contact:

Terry Lusetti — 503-256-3754
Investor Relations — www.yocream.com

YOCREAM INTERNATIONAL ANNOUNCES STOCK REPURCHASE PLAN

PORTLAND, OR. - November 8, 2004 - YOCREAM International, Inc. (Nasdaq: YOCM), announced today that its Board of Directors has authorized a Stock Repurchase Plan.

The Stock Repurchase Plan adopted by the Board of Directors authorizes the Company to purchase up to $1,250,000 of its common stock. Under the Plan, the Company may make purchases over time through open market transactions, block purchases or through privately negotiated transactions. Based on the recent market price, the Company could acquire in excess of 10% of the outstanding common stock of the Company. To assist the Company in executing the stock repurchases, the Company has entered into a 10b5-1 trading plan that will be administered and executed by D.A. Davidson. Under the 10b5-1 plan, D.A. Davidson may purchase shares on behalf of the Company beginning November 8, 2004 and ending on April 30, 2005, unless terminated earlier by the Company.

YoCream International, Inc., with corporate headquarters and manufacturing facility in Portland, OR, is a pioneer and leading producer of frozen yogurt. Founded in 1977, YoCream® produces, markets and sells frozen yogurt, ice cream, frozen custard, and smoothies to an established and expanding global marketplace. With a proven history of producing the highest quality product and providing solution-based customer service, YoCream International is an industry leader poised for long-term growth. For more information about YoCream®, call 1-800-YOCREAM (962-7326) or log on to www.yocream.com.

This press release may include forward-looking statements. These statements are based on management's current estimates and expectations and are necessarily subject to risk and uncertainty. Actual results could differ materially from those projected in these forward-looking statements as a result of certain risk factors set forth in the Company's Form 10-K for the fiscal year ended October 31, 2003. The specific risks included in this release are the ability of the Company to make purchases of its shares at a price or prices that are financially attractive to the Company, the availability of shares and the availability of capital to make such purchase.